September 25, 2018

Via E-mail and EDGAR:
Mr. Robert Littlepage
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Discovery, Inc. Form 10-K for the Year Ended December 31, 2017 Filed February 28, 2018
Form 10-Q for the Quarter Ended June 30, 2018 Filed August 8, 2018
File No. 001-34177

Dear Mr. Littlepage:

Set forth below are Discovery, Inc.'s (the “Company”, "we" or "our") responses to the comment of the Securities and Exchange Commission (“Staff”) set forth in its letter dated September 12, 2018 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 28, 2018 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 8, 2018. For ease of reference, we have repeated the Staff's comments in bold preceding our responses.

Form 10-Q for the Quarterly Period Ended June 30, 2018 Distribution, page 39

1.
Please help us understand why your video on demand (“VOD”) offerings match the programs that are airing on your linear network. Tell us if there are circumstances in which existing content is delivered at the outset of the distribution arrangements.

With respect to distribution revenue, arrangements representing more than 90% of year-to-date distribution revenue as of June 30, 2018 are based upon the delivery of content in return for a monthly license fee per subscriber. These arrangements are considered licenses of functional intellectual property (“IP”) and revenue is recognized as content is delivered via application of the sales and usage-based royalty exception under ASC 606-10-55-66. The remainder of our distribution arrangements are similar licenses of functional IP, but contain provisions that establish minimum license fees, typically payable monthly.

Many of our distribution arrangements, particularly in the United States, include a performance obligation to provide previously aired content so that the distributor can make recently aired content available on their video on demand (“VOD”) platform. The license of VOD content is considered distinct since the customer can benefit from the VOD content on its own and the VOD content is separately identifiable from other promises in the contract. The Company does not deliver large amounts of VOD content to distributors at the outset of distribution arrangements that will be available over the term of the arrangement. Rather, the Company delivers VOD content related to a specified number of previously aired episodes of programming currently on air (for example the current and immediate prior seasons of a program with new episodes available after linear premiere). The VOD content is updated frequently. Accordingly, the delivery of the VOD content promised within a distribution contract is consistent with the delivery of content on the linear network.

2.
We note your disclosure on page 41 that most of your distribution contracts are licenses of functional intellectual property. Please help us understand your basis for recognizing revenue for fixed price contracts over the contract term.

The Company’s fixed fee distribution contracts, which are primarily international, typically contain one or more of the following performance obligations, both are a license of functional IP: linear feed content and VOD content. The linear feed content is delivered on a continuous daily basis over the duration of the distribution contract. The VOD content is delivered and updated as discussed in question 1) above. A small number of the Company’s fixed fee distribution contracts contain an additional performance obligation to deliver digital direct-consumer-content as further discussed in question 5.

Because the Company is fulfilling its performance obligation by delivering and updating content continuously throughout its distribution contracts as described above, it recognizes revenue for fixed fee distribution contracts on a monthly basis based on minimum monthly fees or one twelfth of annual license fees specified in its distribution contracts. The Company also has fixed price or minimum guarantee contracts that include periodic rate adjustments, and management concluded that the right to consideration corresponds with the satisfaction of performance obligations. This assessment considers market-specific data including rate adjustments in non-fixed price distribution contracts, historical rate adjustments in its distribution arrangements, and other factors such as the cost increases incurred by the Company to acquire or produce the underlying content delivered in its distribution contracts.

3.	We note that certain distribution contracts have minimum guarantees. Please explain the types of guarantees provided and clarify your pattern of revenue recognition. Refer to ASC 606-10-50-19.

Distribution contracts containing minimum guarantees comprise approximately 3% of year-to-date distribution revenue as of June 30, 2018. These minimum guarantees represent instances where the distributor stipulates that the monthly license fee fluctuates based on the number of subscribers but will not fall below a guaranteed minimum. These provisions are contained in contracts where the performance obligations relate to the delivery of content in a license of functional IP. The continuous delivery of content in satisfaction of the performance obligations and associated pattern of revenue recognition is the same as described in the response to question 2) above. Royalties due to the Company in excess of the minimum guarantee are recognized using the sales and usage-based royalty exception under ASC 606-10-55-66.

Advertising, page 40

4.
We note certain advertising contracts have audience level guarantees and revenues are deferred until the guaranteed audience level is delivered or the rights associated with the guarantee lapse. Please help us understand the terms of the guarantee. It is unclear if the guarantee relates to individual episodes or a program season. In addition, please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and 606-10-50-20.

For many of the ad sales contracts in the U.S. and in certain international markets, the Company provides a service to deliver an advertising campaign which is satisfied by the provision of a minimum number of advertising spots in exchange for a fixed fee over the contract period which is one year or less. The Company delivers spots in accordance with these contracts during a variety of day parts and programs. In these advertising campaigns, the Company has also promised to deliver to its customers a guaranteed minimum number of viewers (“impressions”) on a specific television network within a particular demographic (e.g. men aged 18-35). The Company has concluded that the performance obligation in these arrangements is the delivery of the minimum number of spots along with a guaranteed number of impressions against the targeted demographic as part of an overall campaign. Advertising revenue in connection with guaranteed campaigns is recognized using a measure of progress based on the number of impressions delivered during the period relative to the total guaranteed impressions.

The transaction price in our guaranteed advertising contracts is not variable. Under-delivery against the guaranteed number of impressions requires the provision of additional advertising spots until the obligation is satisfied but does not result in a reduction to or refund of the consideration receivable under the contract. Additionally, over-delivery of impressions does not result in an increase in total contract consideration. Amounts billed to clients correspond to the delivery of advertising spots outlined in the initial campaign plan. To the extent amounts billed exceed the amount of revenue recognized by applying the measure of progress based on the number of impressions delivered relative to the total guaranteed impressions, such amounts are deferred until the additional impressions are delivered or rights associated with the guarantee lapse, which is one year or less.

Multiple Performance Obligations, page 40

5.
Please tell us if your arrangements include promises to provide content libraries. If so, please tell us how you considered if existing content and new content represent separate performance obligations and explain how you considered judgments in determining both amounts allocated to and the timing of satisfaction of each performance obligation. Refer to ASC 606-10-50-12 and ASC 606-10-50-17.

The Company enters into certain contracts with customers that include promises to deliver content libraries. There are generally two types of such arrangements: 1) content licensing arrangements that include subscription video on demand (“SVOD”) licensing arrangements and 2) digital direct-to-consumer content (i.e., DiscoveryGo) which represents a performance obligation within our distribution arrangements as discussed in question 2). These contracts vary by customer and in certain instances include a promise to deliver existing content and new content. In these arrangements, the individual program titles delivered represent a distinct performance obligation.

For SVOD licensing arrangements, each individual program title of licensed content has significant standalone functionality, since it is completed content which could be aired on its own. Following delivery, there are no ongoing activities required by Discovery to make the content available to the licensee. For these reasons, the license is considered a right to use functional IP, and revenue is recognized when the content is made available to the licensee consistent with ASC 606-10-55-62a. If multiple individual program titles are included in the same licensing contract, each program is considered distinct and therefore, a separate performance obligation. Various factors such as the length of the license term, program exclusivity, and historical performance on our linear networks are used to determine the standalone selling price of each program and accordingly, how much revenue is allocated to each performance obligation. In contracts where existing individual program titles are delivered at the onset of the arrangement, revenue is recognized at that time based on the relative standalone selling price of those individual program titles. As additional performance obligations are satisfied via the delivery of additional program titles, the Company recognizes more revenue during the contract term. These types of content licensing arrangements account for approximately 2% of the combined net revenue.

For digital direct-to-consumer content provided under arrangements where the fees vary based on subscribers, revenues are recognized under the sales and usage-based royalty exception of ASC 606-10-55-65 that requires revenue recognition at the later of subsequent sale or usage, or when the performance obligation has been satisfied. Under TV Everywhere arrangements, content is made available to consumers and the company recognizes revenue as royalties from distribution revenues are earned since the Company cannot accelerate the recognition of revenue for libraries delivered at the beginning of the contract while applying the sales and usage-based royalty exception. There are currently no material instances where digital direct-to-consumer content provided in distribution contracts that have fixed fees or minimum guaranteed fees. The Company evaluates arrangements to assess whether there is material value associated with content delivered at the outset of a fixed price contract. If there is material value, then Company allocates contract consideration to those deliverables for purposes of revenue recognition.

Should you have any questions regarding this matter, please contact me at (212) 548-4970 or Gunnar_Wiedenfels@discovery.com.

/s/ Gunnar Wiedenfels
Gunnar Wiedenfels Chief Financial Officer, Discovery, Inc.

cc:    David M. Zaslav, President and Chief Executive Officer, Discovery, Inc.;
Bruce Campbell, Chief Development and Digital Media Officer and General Counsel, Discovery, Inc.;
Kurt T. Wehner, Executive Vice President and Chief Accounting Officer, Discovery, Inc.;
Stephanie Marks, Senior Vice President, Securities Law and Corporate Secretary, Discovery, Inc.;
Kristine Deringer, Senior Vice President Technical Accounting and External Reporting, Discovery, Inc.;
Kathryn Jacobson, Senior Staff Accountant, Securities and Exchange Commission;
Celeste Murphy, Legal Branch Chief
William Mastrianna, Staff Attorney, Securities and Exchange Commission;
James DePonte, Partner, PricewaterhouseCoopers LLP